Can-Fite to Present New Clinical Data from a Further Analysis of its Clinical Studies of CF101 for the Treatment of Rheumatoid Arthritis and Psoriasis at OneMedForum and Biotech Showcase held in San Francisco, California

Petach Tikva, Israel – January 13, 2014 Can-Fite BioPharma  Ltd. (TASE:CFBI), (NYSE MKT:CANF), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that it will present new data based on a further analysis of results from its Phase IIb study of CF101 for the treatment of Rheumatoid Arthritis and interim data from its Phase II/III study of CF101 for the treatment of Psoriasis at the OneMedForum San Francisco 2014 conference on Monday, January 13th, 2014 and at the Biotech Showcase™ 2014 conference on Tuesday, January 14th, 2014. As previously announced, these two healthcare investor conferences will be held in San Francisco, California in parallel to the JP Morgan healthcare investor conference.

In such further analysis, Can-Fite found that in patient populations that had not been pre-treated with a systemic therapy, the percentage of patients responding to CF101 was much greater than the overall population, which included those who had been pre-treated with such a therapy. Based on such new data and the excellent safety profile of CF101, and subject to further clinical testing, Can-Fite believes that CF101 may be utilized as a first line therapy in Rheumatoid Arthritis and Psoriasis.

Global Data estimates that the global market for rheumatoid arthritis therapeutics was $12 billion in 2010 and is projected to reach $18 billion by 2020. The global market for treating psoriasis was $3.3 billion in 2010 and is projected to reach $6.7 billion by 2018, according to Global Data.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the "TASE") (TASE: CFBI). Level II American Depository Receipts of the Company currently trade on the NYSE MKT (NYSE MKT: CANF). Can-Fite, which commenced business activity in 2000, was founded by Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and the A3AR is developed as a biological predictive marker. Can-Fite's lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases including Rheumatoid Arthritis and Psoriasis. Can-Fite's CF102 drug candidate is being developed for the treatment of liver diseases and CF602 is being developed for the treatment of inflammation and sexual dysfunction. To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously spun off it’s activity in the ophthalmic field to OphthaliX Inc., in which it holds 82%, and is currently listed on the U.S. Over-the-Counter Markets (OTCQB: OPLI).

Forward-Looking Statements

This press release contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

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